UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING GENERAL INSTRUCTIONS

EXPLANATORY NOTE:

The Filer is filing this Amendment to Form F-X solely to reflect certain corrections to the signature page of the Agent in the Form F-X previously filed by the Filer on May 20, 2026 in connection with the Form F-10 listed below.

I.	Form F-X shall be filed with the Commission by any non-U.S. person acting as trustee with respect to securities registered on Form F-10.

II.	Information:

	(A)	Name of issuer or person filing (“Filer”): COMPUTERSHARE TRUST COMPANY OF CANADA

	(B) (1)	This is [check one]:
	☐	An original filing for the Filer.
	☒	An amended filing for the Filer.

	(C)	Identify the filing in conjunction with which this Form is being filed:

	(1)	Name of Registrant: Hydro One Inc.
	(2)	Form type: F-10
	(3)	File Number (if known): 333-289693
	(4)	Filed by: Hydro One Inc.
	(4)	Date Filed: August 18, 2025

D.	The Filer is incorporated or organized under the laws of the Canada and has its principal place of business at

Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario, Canada M5H 4A6
Attention: Manager, Corporate Trust
Telephone: (416) 263-9200

E.	The Filer designates and appoints Corporate Creations Network, Inc. (“Agent”) located at

5200 Willson Road #150
Edina, MN 55424
(866) 761-1444

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-10 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Not applicable.

[SIGNATURE PAGE FOLLOWS]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Canada on this 20th day of May, 2026.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Danny Snider
	Name:	Danny Snider
	Title:	Corporate Trust Officer

By:	/s/ Raji Sivalingam
	Name:	Raji Sivalingam
	Title:	Associate Trust Officer

This statement has been signed by the following person in the capacity indicated on May 20, 2026.

CORPORATE CREATIONS NETWORK, INC., as Agent for Service of Process for Computershare Trust Company of Canada

By:	/s/ Jim Perkins
	Name:	Jim Perkins
	Title:	EVP

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